
August 15, 2011

<u>Via E-mail</u>
Mr. Michael Tattersfield
Chief Executive Officer
Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue North
Brooklyn Center, Minnesota 55429

> **Re:** **Caribou Coffee Company, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2011**
> **Filed March 25, 2011**
> **Definitive Proxy Statement**
> **Filed March 29, 2011**
> **Form 10-Q for the fiscal quarter ended April 3, 2011**
> **Filed May 6, 2011**
> **File No. 000-51535**

Dear Mr. Tattersfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the fiscal year ended January 2, 2011</u>

<u>Risk Factors, page 6</u>

1. We note the reference that these are some of the risks you face and that these are not the only risks you face. You should describe all material risks. If a risk is not material, please do not reference it. Please revise accordingly in future filings.

Executive Officers of the Registrant, page 10

2. Please revise the biographies of Mr. Suerth and Mr. Hurdle to provide, in month/year
    format, the dates of their employment at various companies over the previous five years.
    We note, for example, your statement that Mr. Suerth was with Starbucks Coffee and that
    Mr. Hurdle was "previously" with Weight Watchers.

Financial Statements, page 24
Consolidated Statements of Cash Flows, page 28

3. We note that on your statement of cash flows, "net income attributable to Caribou Coffee
    Company, Inc." is reconciled to net cash provided by operating activities. Please note
    that under the guidance in ASC 230-10-45-28 the statement of cash flows should
    reconcile "net income" (rather than net income attributable to controlling interest) to net
    cash provided by operating activities. Please revise future filings accordingly.

Notes to Consolidated Financial Statements, page 29

General

4. We note from your disclosure on page 14 that there was a significant number of
    franchised coffeehouses that were opened and closed during fiscal 2010 and 2009. Please
    revise future filings to include disclosure of the number of (a) franchises sold, (b)
    franchises purchased during the period, (c) franchised outlets in operation, and (d) franchisor-
    owned outlets in operation. See guidance in ASC 952-605-50-3.

1. Business and Summary of Significant Accounting Policies, page 29
Revenue Recognition, page 31

5. We note that the estimated value of abandoned cards is recognized in coffeehouse sales.
    Please tell us, and revise future filings to disclose the estimated redemption period of gift
    cards used in your calculation and recognition of "breakage" revenue and clarify for us if
    the percentage of gift card revenue that is estimated to be abandoned is recognized
    ratably over the redemption period. Also, please tell us the amount of such "breakage"
    revenue recognized in each period presented. We may have further comment upon
    receipt of your response.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 12

6. Please revise future filings to disclose in detail how you determined each named
    executive officer's base salary, including any increases in base salary over that set forth

in each executive officer's employment agreement. We also note that you decreased the named executive officers' compensation from 2009 to 2010. Please disclose the reasons for this decrease. Refer to Item 402(b) of Regulation S-K.

Performance-Based Cash Bonus (Non-Equity Incentive Plan), page 13

7. Please revise future filings to disclose the minimum/threshold and target Net Revenue and Net Income performance targets and the actual Net Revenue and Net Income that you achieved. Please also specifically disclose the "portion" of the bonus that is awarded if the minimum performance targets are met but the performance targets are not and how the bonus is "enhanced" if you exceed the performance targets. Please also revise to disclose, in detail, how you determined that each named executive officer was entitled to the compensation award earned in the last fiscal year, including any formula used, if applicable. We specifically note, for example, that Mr. Tattersfield appears to have received 100% of his base salary, while the other named executive officers received a significantly lesser percentage. Please also include how your Senior Vice President of Operations' bonus is "tied to the Company Net Revenue and Net Income" and how each separate component in the calculation of his bonus award is aggregated to arrive at a final bonus amount.

Summary Compensation Table, page 15

8. In future filings, with respect to the Stock Awards reported, clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion & Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise for the stock awards in the Compensation of Directors Table on page 11. Refer to the Instruction to Item 402(k)(2) of Regulation S-K.

Beneficial Ownership of Common Stock, page 19

9. Please revise future filings to include, for each beneficial owner, the individual who has dispositive control over the shares owned.

Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2011
Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 7
8. Income Taxes, page 11

10. We refer to your reversal of part of the valuation allowance during the first quarter. You disclose that part of the positive evidence leading you to believe that such reversal was appropriate was the attainment of three years of cumulative income. Given that the aggregate of cumulative pre-tax income and losses for the fiscal years ended December

28, 2008, January 3, 2010 and January 2, 2011 equals $(1.2 million), we are unclear as to how you derived your amount for the cumulative income for the last three years. Please provide us with your calculation of income for the last three years and include all positive and negative evidence considered in your determination to reverse a substantial portion of your valuation allowance. Refer to ASC 740-10-30-22 through 25. Also, please tell us how you determined the amount of the valuation allowance to be reversed and explain to us the nature of any changes in facts and circumstances that occurred between January 2, 2011 and April 3, 2011 that resulted in the determination that this amount of valuation allowance was no longer necessary. We may have further comment upon receipt of your response.

Form 8-K Filed May 5, 2011

Exhibit 99.1

11. We note the discussion of the non-GAAP financial measure EBITDA on page 2 and discussion of net income on page 3. Please note that Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that EBITDA is discussed prior to the corresponding GAAP amount, we believe the non-GAAP measure has been given greater prominence. Please revise future filings to present the equivalent GAAP measure (net income) with equal or greater prominence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Tattersfield
Caribou Coffee Company, Inc.
August 15, 2011
Page 5

      You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-551-3490 or me at 202-551-3813 with any other questions.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief